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                             LCI INTERNATIONAL, INC.
                        8180 Greensboro Drive, Suite 800
                                McLean, VA 22102


BY EDGAR TRANSMISSION



January 3, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:  LCI International, Inc.
     Registration Statement on Form S-3
     Originally Filed November 6, 1996
     File No. 333-15623

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the "Securities Act"), LCI International, Inc. hereby makes application to withdraw the above-referenced registration statement (the "Registration Statement"). The Registration Statement was filed solely on behalf of certain selling security holders pursuant to a demand under a registration rights undertaking. In December 1996, a majority of such selling security holders withdrew their demand for registration. Therefore, in accordance with the terms of such registration rights undertaking, the Company has undertaken to withdraw the Registration Statement.

For the information of the Staff, no offers or sales of securities have been made under the Registration Statement. I have signed this application as agent for service under the Registration Statement, pursuant to Rule 478(c) under the Securities Act.

Very truly yours,

/s/ Lee M. Weiner

Lee M. Weiner
Vice President and General Counsel